CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Martin Pittuck, residing in Cardiff, Wales, United Kingdom do hereby certify that:

1)	I am a Corporate Consultant (Mining Geology) with SRK Consulting (UK) Inc., 5th Floor, Churchill House, 17 Churchill Way, Cardiff, CF10 2HH, Wales, United Kingdom;

2)	I am a graduate of the Cardiff College, University of Wales in 1996, I obtained a Master of Science in Mineral Resources. I have practiced my profession continuously since 1996. My relevant experience includes a wide range of mineral projects as a consultant at SRK specialising in geological investigations, resource estimations, mine evaluation technical studies and due diligence reports. I have authored many technical reports for gold and base metal mineral assets;

3)	I am a Chartered Engineer registered with the Institution of Materials, Mining and Metallurgy (Membership Number 49186);

4)	I have personally inspected the subject project, most recently between 20 March and 22 March 2017;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for sections 4.3, 4.4, 5, 6, 7, 8, 9, 10, 13, 22, 24.1 and 25.1 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have provided technical consulting services for the subject property to Nevsun since 2016 (and to Reservoir Minerals from 2014 to 2016);

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November 2017 in Cardiff, Wales, UK.

“original signed”

Martin Pittuck, CEng, FGS, MIMMM Corporate Consultant (Resource Geology) SRK Consulting (UK) Ltd.